RELIASTAR	Surrender Charge
LIFE INSURANCE COMPANY	Reduction Endorsement
OF NEW YORK

A Stock Company

The Contract to which this Surrender Charge Reduction Endorsement (this “Endorsement”) is attached is hereby modified by the provisions of this Endorsement. The Endorsement’s provisions shall control when there is a conflict between this Endorsement and the Contract. This
Endorsement is effective as of the Contract Date and remains in effect until the Contract is terminated.

Surrender Charge
The “Surrender Charge” provision on page 8, is deleted in its entirety and replaced by the following:

Surrender Charge
The Surrender Charge expressed as a percentage of each Premium Payment is as follows:

Complete Years Elapsed
Since Premium Payment	0	1	2	3	4+

Surrender Charges	8%	7%	6%	5%	0%

Endorsement Charge
The charge for this Endorsement is a percentage of the Contract Accumulation Value on each date this charge is deducted. For the first four years, the charge is deducted on each quarterly Contract
Anniversary, in arrears, from the Accumulation Value in each Variable Separate Account Division in the same proportion that the Accumulation Value in each Variable Separate Account Division bears to the total Accumulation Value in the Contract. The charges for this Endorsement are stated in the
Contract Schedule and will not exceed the charge for the Endorsement in effect on the Contract Date but we may at any time charge less at our sole discretion.

If the Contract to which this Endorsement is attached is terminated by surrender, cancellation or application of the Contract’s Value to an Annuity Option, the Endorsement Charge for that portion of the current quarter completed will be deducted from the Contract’s Accumulation Value prior to termination of the Contract.

All other provisions of the Contract to which this Endorsement is attached remain unchanged.

Signed;

/s/ Joy M. Benner
Secretary

RLNY-RA-3042